51-102F3
Material Change Report

Item 1. Name and Address of Company

37 Capital Inc. (the “Company”)
Suite 400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. Date of Material Change

December 2, 2019

Item 3. News Release

The news release was filed on SEDAR and disseminated through Stockwatch and Bay Street News (Market News Publishing).

Item 4. Summary of Material Change

The Company intends to raise funds for the Company which will consist of up to 4,000,000 flow-through units of the Company at a price of $0.05 per unit for gross proceeds to the Company of $200,000. Each flow-through unit will consist of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.10 for a period of two years. All securities that may be issued in connection with this financing will be subject to a four-month and a day hold period. This financing is subject to the approval of the Canadian Securities Exchange.

Item 5. Full Description of Material Change

Please see News Release dated December 2, 2019 attached as Schedule “A”.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7. Omitted Information

None

Item 8. Executive Officer

Mr. Jake H. Kalpakian, President, (604) 681-1519 ext. 6105

Item 9. Date of Report

December 11, 2019

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SCHEDULE “A”

NEWS RELEASE

Symbols:	JJJ.X - CSE
HHHEF - OTCQB

37 Capital announces Financing

VANCOUVER, BRITISH COLUMBIA. December 2, 2019. 37 Capital Inc. (the “Company” or “37 Capital”). The Company wishes to announce that it intends to raise funds for the Company which will consist of up to 4,000,000 flow-through units of the Company at a price of $0.05 per unit for gross proceeds to the Company of $200,000. Each flow-through unit will consist of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.10 for a period of two years. All securities that may be issued in connection with this financing will be subject to a four-month and a day hold period. This financing is subject to the approval of the Canadian Securities Exchange (CSE).

In the event that the Company’s shares trade on the CSE at $0.20 per share or above for a period of 10 consecutive trading days, a forced exercise provision will come into effect for the warrants issued in connection with this financing.

The funds raised from this financing will be used towards exploration work expenditures on the Acacia Property, which is located in central British Columbia.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian, President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Statements in this news release which are not historical facts are “forward-looking statements” that involve risks and uncertainties. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties such as the risk that the Company may not be able to complete the Acacia Property Option Agreement.

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